CITY WINDMILLS INC.

Balance Sheets

(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 4	$ 36
Accounts receivable	20,000	20,000
Total current assets	20,004	20,036
TOTAL ASSETS	$ 20,004	$ 20,036
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable and accrued liabilities	$ 80,838	$ 45,387
Total current liabilities	80,838	45,387
Long-term debt	44,991	435,580
Commitments and contingencies	-	-
Class A common stock, par value $0.1	1	1
Class B common stock, par value $0.1	435,580	-
Retained deficit	(541,406)	(460,932)
Total shareholders' deficit	(105,825)	(460,931)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 20,004	$ 20,036